UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: Kraft Foods Inc. 1-16483

Kraft Foods Global, Inc. Thrift Plan

(Full title of the plan)

KRAFT FOODS INC.

Three Lakes Drive

Northfield, Illinois 60093

(Name of issuer of the securities held pursuant to the plan

and address of its principal executive office)

KRAFT FOODS GLOBAL, INC. THRIFT PLAN

ANNUAL REPORT ON FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

Page (s)
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2007 and 2006	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	5

Notes to Financial Statements	6-16

Supplemental Schedule:

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2007	18

Signatures	19

Exhibit:

23. Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Benefits Investment Committee of Kraft Foods Global, Inc., the Management Committee for Employee Benefits of Kraft Foods Global, Inc., the Kraft Foods Global, Inc. Administrative Committee and the Participants of the Kraft Foods Global, Inc. Thrift Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kraft Foods Global, Inc. Thrift Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

June 20, 2008

KRAFT FOODS GLOBAL, INC. THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

at December 31, 2007 and 2006

(in thousands of dollars)

	2007	2006
Assets:
Net investment in Master Trust (at fair value)	$5,537,686	$5,363,761
Participant loans	55,932	56,979

Total assets	5,593,618	5,420,740

Liabilities:
General and administrative expenses payable	(842)	(1,212)

Total liabilities	(842)	(1,212)

Net assets available for benefits at fair value	5,592,776	5,419,528

Adjustments from fair value to contract value for investment in Master Trust from fully benefit-responsive investment contracts	2,500	17,913

Net assets available for benefits	$5,595,276	$5,437,441

The accompanying notes are an integral part of these financial statements.

KRAFT FOODS GLOBAL, INC. THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

for the Year Ended December 31, 2007

(in thousands of dollars)

2007
Investment income:
Investment income from Master Trust	$537,153
Interest from participant loans	3,501

Total investment income	540,654

Contributions to the Plan:
By employer	69,092
By participants	155,625

Total contributions	224,717

Total additions	765,371

Deductions from net assets attributed to:
Distributions and withdrawals	(601,911)
General and administrative expenses	(5,615)

Total deductions	(607,526)

Transfers from Plan	(10)

Increase in net assets available for benefits	157,835

Net assets available for benefits:
Beginning of year	5,437,441

End of year	$5,595,276

The accompanying notes are an integral part of these financial statements.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements

1. Description of the Plan:

General:

The Kraft Foods Global, Inc. Thrift Plan (the “Plan”) is a defined contribution plan designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation and thereby share in a matching contribution from Kraft Foods Global, Inc. (“Kraft”). Kraft is a wholly owned subsidiary of Kraft Foods Inc., which in turn, prior to March 30, 2007 was a subsidiary of Altria Group, Inc. (“Altria”). All of the outstanding shares of Kraft Foods Inc. owned by Altria were distributed to Altria shareholders on March 30, 2007 (the “Kraft Distribution”). Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is administered by the Management Committee for Employee Benefits of Kraft Foods Global, Inc. (the “Committee”). The Committee has delegated to the Kraft Foods Global, Inc. Administrative Committee (the “Administrative Committee”) certain Plan administrative matters. The Benefits Investment Committee is responsible for the selection of the investment options in which participants elect to invest their Plan accounts, the appointment of investment managers to manage one or more of the investment options and the monitoring of the performance of the investment options. The Administrative Committee and the Benefits Investment Committee are hereinafter collectively referred to as the “Fiduciaries.”

Throughout the year, employees transfer to various positions within Kraft. This may result in a transfer between various retirement plans and is shown as “Transfers from Plan” on the statement of changes in net assets available for benefits.

Contributions:

Employee Contributions:

Eligible salaried and hourly non-union employees of Kraft and Kraft Foods Inc. are immediately eligible to make voluntary, tax-deferred and/or after-tax contributions to the Plan.

Participants may not make tax-deferred and after-tax contributions in excess of 16 percent of the participant’s compensation (with the exception of highly compensated employees who, for Plan years beginning before January 1, 2008, were subject to a lower percentage). Participants who will be age 50 or older by the end of a Plan year are eligible to make tax-deferred catch-up contributions up to $5,000 for each of 2007 and 2006. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the “Code”). The Code also imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. A participant’s tax-deferred contributions were limited to $15,500 for 2007 and $15,000 for 2006.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

Automatic Enrollment:

Eligible employees who were hired between January 1, 2006 and December 31, 2007 were automatically enrolled with a two percent tax-deferred contribution rate, invested in the Plan’s default investment option. Effective January 1, 2008, the Plan was amended to include a qualified automatic contribution arrangement, pursuant to which all eligible employees are enrolled automatically with a three percent tax-deferred contribution rate, unless the employee elects (or has elected) otherwise. These contributions are invested in the Plan’s default investment option. Employees may opt out of the automatic enrollment, stop contributions, modify their contribution rate, or change investment elections at any time. Starting the first year after a participant is automatically enrolled in the Plan, the participant’s tax-deferred contribution rate is automatically increased by one percent annually, up to a maximum of six percent. This occurs with the first payroll period in April of each year, and participants may decline such rate increases or elect a different rate.

Employer Match:

Prior to January 1, 2008, eligible employees who made tax-deferred and/or after-tax contributions were eligible to receive matching contributions from Kraft (the “Kraft Matching Contributions”) only after completing one year of service. Effective January 1, 2008, the one-year waiting period for matching contributions no longer applies.

Kraft Matching Contributions are based on the amount of each participant’s tax-deferred and after-tax contributions, up to a maximum of six percent of a participant’s compensation (“Match-Eligible Contributions”). For 2007 and 2006, the Kraft Matching Contributions percentage was fixed at 75 percent of each participant’s Match-Eligible Contributions, except for Nabisco part-time sales service representatives whose Kraft Matching Contributions percentage was fixed at 25 percent, and Veryfine hourly employees whose Kraft Matching Contributions percentage was fixed at 40 percent. For Plan years beginning on and after January 1, 2008, the Kraft Matching Contributions percentage is fixed at 100 percent of each participant’s Match-Eligible Contributions that do not exceed one percent, plus 70 percent of each participant’s Match-Eligible Contributions between two percent and six percent.

Prior to March 29, 2007, Kraft was required to make matching contributions for a period of two years in the event of a change in control of Altria. Effective March 29, 2007, the Plan was amended so that Kraft is no longer required to make any matching contributions due to a change of control.

Employee Stock Ownership Plan:

The employee stock ownership plan (“ESOP”) portion of the Plan permits participants who have an investment in the Kraft Stock Fund, which is invested in Kraft Foods Inc. Class A common stock (“Kraft Common Stock”) and cash, to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Kraft Common Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional shares of Kraft Common Stock. Prior to the Kraft Distribution, the Plan permitted participants in the Altria Stock Fund, which was invested in

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

Altria common stock and cash, to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Altria common stock, to have the dividend paid to them in cash or have the dividend reinvested in additional shares of Altria common stock. However, the cash dividend declared on Altria common stock on February 28, 2007 (payable April 10, 2007) was reinvested in Kraft Common Stock, unless participants elected to have the dividend paid to them in cash.

Effective for periods after March 29, 2007, new investments in the Altria Stock Fund are not permitted, but participants in the Altria Stock Fund may retain that investment or direct a transfer of all or a portion of that investment to one or more of the investment options available under the Plan. Participants who held units of the Altria Stock Fund at the close of business on the date of the Kraft Distribution received an allocation of Kraft Stock Fund units according to the unit allocation ratio for the Kraft Distribution. The unit allocation ratio was determined based on the amount of Altria common stock held in the Altria Stock Fund at the close of business on March 30, 2007, the values of Altria common stock and Kraft Common Stock at the close of business on March 30, 2007, and the distribution ratio used to determine the Kraft Common Stock received as part of the Kraft Distribution.

In addition, effective as of the Kraft Distribution, the Altria Stock Fund is no longer a part of the ESOP portion of the Plan and participants in the Altria Stock Fund are no longer permitted to elect to have their share of any cash dividends payable on Altria common stock either paid to them in cash or reinvested in Altria common stock. Instead, participants’ share of any cash dividends declared after February 28, 2007 but before December 1, 2007 on Altria common stock were invested in accordance with their investment election for future contributions in effect as of the business day immediately preceding the ex-dividend date for such dividends. Participants’ share of any cash dividends declared on or after December 1, 2007 on Altria common stock are invested in accordance with the participant’s investment election for future contributions in effect as of the business day immediately preceding the dividend payable date.

Master Trust:

Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by Kraft in a commingled investment fund known as the Kraft Foods Savings Plan Master Trust (the “Master Trust”) for which State Street Bank and Trust Company serves as the trustee.

Participant Accounts:

Each participant’s Plan accounts, which may include a Kraft Matching Contributions account, tax-deferred contributions, after-tax contributions, rollover accounts and prior plan accounts, are credited with the participant’s contributions, or the Kraft Matching Contributions, as applicable, and the allocated share of the investment activities of each investment option in which he or she participates. Participants can direct all contributions among eight investment options.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

Vesting:

Each participant is at all times fully vested in the balance held in his or her tax-deferred contributions, after-tax contributions, rollover accounts and prior plan accounts. Each participant is at all times fully vested in his or her share (if any) of any dividends paid on the Altria Stock Fund or the Kraft Stock Fund (including with respect to the Kraft Matching Contributions account to the extent invested in such funds). A participant shall be fully vested in the Kraft Matching Contributions account upon attainment of age 65; permanent and total disability or death while employed by Kraft, or any of its affiliates; or upon a termination of the Plan (see Note 6). Otherwise, a participant who is employed by Kraft, or any of its affiliates, shall become vested in Kraft Matching Contributions made to his or her account on or after January 1, 2008 when he or she completes two years of vesting service. The portion of a participant’s account attributable to Kraft Matching Contributions made before January 1, 2008 shall become vested based on the number of years of vesting service determined in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Kraft Matching Contributions forfeited by terminated participants are used to reduce future Kraft Matching Contributions to the Plan. The amount of forfeitures for the year ended December 31, 2007 was $1,029,000.

As a result of the Kraft Distribution, periods of service with Altria or its affiliates after March 30, 2007 do not count towards a participant’s years of vesting service for purposes of the Plan. The Plan was amended, effective March 29, 2007, to eliminate a change in control of Altria as an event that would trigger acceleration of the vesting of the Kraft Matching Contributions.

Distributions and Withdrawals:

A participant may take a distribution of his or her Plan accounts following a separation from service or attainment of age 59 1/2. Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan accounts. Participants employed at Altria or one of its affiliates after the Kraft Distribution are considered to have terminated employment for purposes of the Plan on March 30, 2007. Participants who transferred to Altria before or within 180 days following the Kraft Distribution are not treated as having terminated employment due to the Kraft Distribution for purposes of any outstanding Plan loans.

Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

Participant Loans:

The loan program permits participants to borrow from their Plan accounts in accordance with the provisions outlined in the Plan. Interest on participant loans is charged at rates based on the Citibank Prime Rate, with terms from one to five years. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 minus the participant’s highest loan balance in the preceding 12 months or the combined value in the participant’s tax-deferred contributions, after-tax contributions and rollover accounts.

A participant’s loan account equals the original principal amount less principal repayments. The principal amounts of loan repayments reduce the loan account and are added back to the participant’s Plan accounts in the reverse order in which they were charged. The repaid amount (including interest) is reinvested in the investment options according to the participant’s investment directions in effect at the time of repayment. Interest rates on loans are based on Prime and ranged from 4.0% to 10.5% for the year ended December 31, 2007.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Fiduciaries to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

New Accounting Pronouncement:

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, as amended in February 2008 by FASB Staff Position (“FSP”) FAS 157-2, Effective Date of FASB Statement No. 157. The provisions of SFAS No. 157 are effective for the Plan as of January 1, 2008. However, FSP FAS 157-2 defers the effective date for all nonfinancial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Plan management does not believe the adoption of SFAS No. 157 will have a material impact on the financial statements.

Risks and Uncertainties:

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

At December 31, 2007, 24% and at December 31, 2006, 33% of the Master Trust net assets were invested in Altria common stock. At December 31, 2007, eight percent and at December 31, 2006 two percent of the Master Trust net assets were invested in Kraft Common Stock. These assets could be subject to significant market fluctuations.

Reporting of Guaranteed Investment Contracts:

The statements of net assets available for benefits present fully benefit-responsive investment contracts at fair value within the net investment in Master Trust line item with a separate line item to adjust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. Contract value is the relevant measurement criteria since contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Valuation of Net Investment in Master Trust:

The Plan’s allocated share of the Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust. The Plan’s net interest in the Master Trust is equal to the net investment in the Master Trust at fair value plus the adjustments from fair value to contract value on the statements of net assets available for benefits.

Valuation of the Master Trust’s Investments:

Investments in common collective trusts and registered investment companies are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying net assets of each of the respective common collective trusts and registered investment companies.

The fair value of traditional guaranteed investment contracts (“GICs”) is calculated by discounting the contractual cash flows based on current yields of similar instruments with comparable durations. The fair value of each synthetic GIC contract is calculated based on the fair value of the investments underlying the contract. The fair value of each synthetic GIC wrapper is calculated by discounting the difference between the indicative replacement cost and the current annual fee multiplied by the notional dollar amount of the contract based on the published Bloomberg USD US Bank AA-rated credit curve, as of December 28, 2007.

The contract value of GICs represents contributions made under the contract and reinvested income, less any withdrawals plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued from quoted market prices.

Short-term temporary investments are generally carried at cost, which approximates fair value.

Investment Transactions and Investment Income from the Master Trust:

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation / (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation / (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

In connection with the Kraft Distribution, participants received approximately 15.1 million shares of Kraft Common Stock, valued at approximately $478 million. While the Kraft Distribution resulted in an immediate decline in share value of Altria common stock, the value of the Kraft Distribution was accounted for as an inter-fund transfer from the Altria Stock Fund to the Kraft Stock Fund, and was not reflected as an investment loss or gain in Altria common stock or Kraft Common Stock, respectively, in the Master Trust activity disclosed in Note 3.

Contributions:

Participants’ contributions are recorded in the period in which they are withheld by Kraft. Kraft Matching Contributions are recorded in the same period that participants’ contributions are recorded.

Distributions and Withdrawals:

Distributions and withdrawals are recorded when paid.

General and Administrative Expenses:

Investment management fees and brokerage commissions are charged against the net asset value of the specific investment option and reduce investment return.

Administrative fees such as trustee fees, participant recordkeeping, communications, investment advisory, audit and legal fees are paid by the Plan.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

3. Master Trust Investments:

The Plan had a 91% interest in the Master Trust at December 31, 2007 and 2006.

At December 31, 2007 and 2006 the net assets of the Master Trust were (in thousands of dollars):

	2007	2006
Investments at fair value:
Investment contracts	$1,145,409	$1,148,547
Common collective trusts	1,842,595	1,600,555
Registered investment companies	961,942	934,554
Government securities	125,642	93,866
Altria common stock	1,415,931	1,882,671
Kraft Common Stock	509,118	121,186
Short-term temporary investments	61,177	100,253

Total Investments	6,061,814	5,881,632
Receivables:
Interest and dividend income	19,735	21,083
Other	3,553	–

Total assets	6,085,102	5,902,715
Liabilities:
Other	(5,829)	(6,187)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts:	2,743	19,692

Net assets	$6,082,016	$5,916,220

Plan’s interest therein	$5,540,186	$5,381,674

The Master Trust’s investment activities for the year ended December 31, 2007 were (in thousands of dollars):

Interest and dividends	$229,665
Net appreciation in common collective trusts	154,763
Net depreciation in registered investment companies	(36,173)
Net appreciation in government securities	5,336
Net appreciation in Altria common stock	234,872
Net appreciation in Kraft Common Stock	3,877

Investment income	$592,340

Plan’s interest therein	$537,153

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

4. Guaranteed Investment Contracts Held by Master Trust:

The Master Trust holds investments in guaranteed investment contracts as part of the Interest Income Fund investment option. The Master Trust invests in both traditional and synthetic GICs.

The traditional GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party which are backed by assets owned by the third party. The contract value of the traditional GICs was $2,647,000 at December 31, 2007 and $5,296,000 at December 31, 2006. The fair value of the traditional GICs was $2,601,000 at December 31, 2007 and $5,152,000 at December 31, 2006.

The synthetic GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts or wrapper contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The portfolio of assets, overall of AAA credit quality, underlying the synthetic GICs includes mortgages, fixed income securities, and United States treasury notes and bonds. The contract value of the synthetic GICs was $1,145,505,000 at December 31, 2007 and $1,162,943,000 at December 31, 2006. The fair value of the synthetic GICs was $1,142,808,000 at December 31, 2007 and $1,143,395,000 at December 31, 2006.

The crediting interest rates for the synthetic GICs are calculated on a quarterly basis (or more frequently if necessary) using the contract value, and the value, yield and duration of the underlying securities, but cannot be less than zero. The crediting interest rates for the traditional GICs are either agreed to in advance with the issuer or vary based on the agreed formulas, but cannot be less than zero. The crediting interest rate for the Interest Income Fund was 4.94% at December 31, 2007 and 4.84% at December 31, 2006.

The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract.

Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, and the initiation of an extended termination (immunization) of one or more synthetic GIC contract by the manager or the contract issuer.

The average market value yield of the Interest Income Fund was 4.75% for 2007 and 5.45% for 2006 (calculated by taking the average of the quarterly market value weighted yields of the investments). The average yield earned by the Interest Income Fund that reflects the actual interest credited to participants was 4.95% for 2007 and 4.72% for 2006 (calculated by dividing annualized earnings credited to participants by the market value of the Interest Income Fund).

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional GIC and synthetic GIC may be different from each issuer, and can be found in the individual traditional GIC or synthetic GIC contracts held by the Plan. Examples of such events include, but are not limited to: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option; and events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.

The Plan Fiduciaries do not believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with participants, is probable.

Contract issuers are not allowed to terminate any of the above traditional GICs and synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees or any other payment due under the contract; and failure to adhere to investment guidelines.

5. Transactions with Parties-in-Interest:

The Fiduciaries are not aware of any transaction between the Plan and Trust and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan and Trust (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, and (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor. The Trust invests in Kraft Common Stock and, prior to March 30, 2007, invested in (and still holds) Altria common stock, which are exempt from the party-in-interest transaction prohibitions of ERISA. The Trust had approximately $508 million at December 31, 2007 and $529 million at December 31, 2006 in common collective trusts and a registered investment company managed by State Street Bank and Trust Company and its affiliates, and approximately $1,845 million at December 31, 2007 and $1,602 million at December 31, 2006 in common collective trusts managed by The Northern Trust Company and its affiliates which are also parties-in-interest transactions that are exempt. Participant loans are also party-in-interest transactions that are exempt.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

6. Plan Termination:

The Board of Directors of Kraft and the Committee have the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making Kraft Matching Contributions to the Plan or terminate the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in the balance of his or her Kraft Matching Contributions account.

7. Tax Status:

By letter dated July 2, 2002, the Internal Revenue Service determined that the Plan, as amended and in effect as of December 15, 2001, is a qualified plan under Section 401(a) of the Code and that the ESOP portion of the Plan is a stock bonus plan as described in Sections 401(a) and 4975(e) of the Code. The Plan has been amended since the receipt of the determination letter; however, the Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. Reconciliation of Plan’s Financial Statements to Form 5500:

Amounts payable to participants who had requested distributions or withdrawals that were processed and approved for payment prior to year-end, but not paid until the following year were $2,629,000 at December 31, 2007 and $2,065,000 at December 31, 2006. As required, these amounts are recorded as liabilities on the Plan’s Form 5500, but are not reflected as liabilities in the Plan’s financial statements.

9. Subsequent Event:

On March 28, 2008, Altria distributed all of the outstanding shares of Philip Morris International Inc. (“PMI”) owned by Altria to Altria shareholders (the “PMI Distribution”). Participants who held units of the Altria Stock Fund at the close of business on March 28, 2008 received an allocation of units in a new PMI Stock Fund that was created in connection with the PMI Distribution. The allocation of PMI Stock Fund units was based on the unit allocation ratio for the PMI Distribution, which was determined based on the values of Altria common stock and PMI stock at the close of business on March 28, 2008 and the distribution ratio used to determine the PMI stock received as part of the PMI Distribution. New investments in the PMI Stock Fund are not permitted. Participants may continue to hold the units they received in the PMI Stock Fund as a result of the PMI Distribution or direct a transfer of all or a portion of that investment to one or more of the investment options available under the Plan.

Supplemental Schedule

KRAFT FOODS GLOBAL, INC. THRIFT PLAN

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

at December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Participant loans	Interest rates ranging from 4.00% to 10.5% during 2007; Maturity dates of loans range from 01/01/2008 to 01/31/2013	**	$55,932,286

	Kraft Foods Savings	Master Trust	**	5,540,185,468
	Plan Master Trust

		Total		$5,596,117,754

*	Indicates a permitted party-in-interest
**	Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Committee for Employee Benefits of Kraft Foods Global, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

KRAFT FOODS GLOBAL, INC. THRIFT PLAN (Name of Plan)

By	/s/ JILL YOUMAN

Jill Youman Vice President, Human Resources, Global Diversity and Benefits Kraft Foods Global, Inc. Date: June 20, 2008